UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

COMMISSION FILE NUMBER 000-40721

FORM 12b-25

NOTIFICATION OF LATE FILING

CUSIP NUMBER 31813A109

(Check one):	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-CEN

Form N-CSR

	For Period Ended:	June 30, 2023

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FINWISE BANCORP
Full Name of Registrant

N/A
Former Name if Applicable

756 East Winchester St., Suite 100
Address of Principal Executive Office (Street and Number)

Murray, Utah 84107
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN
X		or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form
10-D, or portion therof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

FinWise Bancorp (the “Company”) was unable to file its Form 10-Q for the period ended June 30, 2023 by the deadline of 5:30pm ET to receive an August 14, 2023 filing date (the prescribed due date) because the Company needed additional time to prepare the XBRL (eXtensible Business Reporting Language) Interactive Date Files. The Company’s Form 10-Q was received and accepted by the SEC on August 14, 2023 at 5:51pm ET. The Company submitted its Form 10-Q for the period ended June 30, 2023 on August 14, 2023 with an August 15, 2023 filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Javvis Jacobson	385	326-4521
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was
	required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).			Yes	X	No

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?
				Yes		No	X
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FINWISE BANCORP
(Name of Registrant as Speciﬁed in Charter)
has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2023 By /s/ Javvis Jacobson                          Javvis Jacobson Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

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